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December 6, 2012	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Brion R. Thompson

Re:	PIMCO Dynamic Credit Income Fund
File Nos. 333-184290 and 811-22758

Dear Mr. Thompson:

Thank you for your letter, dated November 1, 2012 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest of PIMCO Dynamic Credit Income Fund (the “Fund”), which was filed with the SEC on October 4, 2012.

The following sets forth the Fund’s responses to the Staff’s comments.

Prospectus

Prospectus Summary

Portfolio Contents, page 10

1.	Comment: Disclosure in the first paragraph states that the Fund’s investments in derivatives and other synthetic instruments will be counted towards satisfaction of the Fund’s policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities (the “80% Policy”). Please add disclosure stating how such derivatives will be valued. Also, confirm that the Fund will not use the notional value of derivatives towards satisfaction of the Fund’s 80% policy. In addition, please explain to us supplementally the basis for considering “other synthetic securities” as debt securities for purposes of the Fund’s 80% policy. See Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response: In the adopting release for Rule 35d-1 under the 1940 Act (“Rule 35d-1”), the Staff stated that “an investment company with a name that suggests that the company focuses its investments in a particular type of investment [must] invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”1 Consistent with the Staff’s guidance, and as noted under “Portfolio Contents” in the Registration Statement, the Fund intends to count “investments in derivatives and other synthetic instruments that have economic characteristics similar to debt instruments . . . toward satisfaction of [the] 80% policy.” Accordingly, the Fund believes the use of derivatives and other synthetic instruments to satisfy the 80% Policy is appropriate and consistent with Staff guidance.

The Fund intends to value derivative instruments for purposes of the 80% Policy in a manner consistent with Rule 35d-1. The Fund respectfully submits that using the notional value of derivative instruments for purposes of determining compliance with the Fund’s 80% Policy under Rule 35d-1 would be appropriate in certain circumstances.

However, as the Fund does not currently anticipate that observing the Staff’s comment would materially impact the management of its portfolio in practice, and in the interest of seeking effectiveness of the Registration Statement, the Fund confirms that it will not use the notional value of derivatives for purposes of determining compliance with the Fund’s 80% Policy. The Fund does, however, reserve the right to modify this position based on future guidance from the Staff or the SEC. The Fund has revised the relevant disclosure as follows (see underlined text):

The Fund may utilize various derivative strategies (both long and short positions) involving the purchase or sale of futures and forward contracts (including foreign currency exchange contracts), call and put options, credit default swaps, total return swaps, basis swaps and other swap agreements and other derivative instruments for investment purposes, leveraging purposes or in an attempt to hedge against market, credit, interest rate, currency and other risks in the portfolio. The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. For purposes of the Fund’s 80% Policy the Fund generally values its derivative instruments based on their market value.

2.	Comment: Disclosure in the fifth paragraph states the Fund’s intention to engage in short sales. Please confirm that the Summary of Fund Expenses table on page 29 of the prospectus will include, as an expense, an estimate of dividends paid on the Fund’s short sales transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93 j (May 2010).

[1]	See Final Rule: Investment Company Names, Release No. IC-24828 (January 17, 2001), http://www.sec.gov/rules/final/ic-24828.htm#P72_11084 (emphasis in original).

Response: The Fund confirms that the Summary of Fund Expenses table will include, as an expense, if applicable, an estimate of dividends to be paid based on the Fund’s anticipated use of short sales as of the date of the prospectus, if any. The Fund notes that the disclosure referenced in the Staff’s comment specifies that the Fund may engage in short sales, not that it has an intention to do so.

3.	Comment: Disclosure in the fifth paragraph discloses that the Fund may utilize various derivative strategies. Please review the adequacy of the disclosure in this section and other sections throughout the Registration Statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: The Fund has reviewed the derivatives disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with the referenced letter.

Interest Rate Risk, page 9

4.	Comment: Disclosure in this section states the Fund’s normal average portfolio duration range extends to eight years duration. Please add a hypothetical example to this section illustrating the effect of a one percent change in interest rates on the Fund’s portfolio if it had an eight-year duration.

Response: The requested change has been made. However, the Fund believes the addition of the example is more appropriate under the “Duration Management” subsection. The Fund has revised the relevant disclosure as follows (see underlined text):

Duration Management. It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero- to eight-year (0 to 8) range), as calculated by the Sub-Adviser, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. PIMCO believes that maintaining duration within this range offers flexibility and the opportunity for above-average returns while potentially limiting exposure to interest rate volatility and related risks. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. For example, the value of a portfolio of fixed income securities with an average duration of eight years would generally be expected to decline by approximately 8% if interest rates rose by one percentage point. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates, but would generally adversely impact the portfolio in an environment of falling market interest rates. PIMCO may also utilize certain strategies, including without limitation investments in structured notes or interest rate futures contracts or swap, cap, floor or collar transactions, for the purpose of reducing the interest rate sensitivity of the Fund’s portfolio, although there is no assurance that it will do so or that such strategies will be successful.

Confidential Information Access Risk, page 23

5.	Comment: Please explain to us why the policy regarding PIMCO’s treatment of “Confidential Information” is consistent with PIMCO’s fiduciary duty to the Fund. See Section 36(a) of the 1940 Act. Also, inform us of the Board of Trustees’ approval of the policy.

Response: PIMCO believes that its policies and procedures regarding the possible receipt of Confidential Information are consistent with its fiduciary duties to all clients, including the Fund. The policies will be disclosed to and approved by the Board of Trustees of the Fund in connection with the Fund’s organizational Board meeting.

Statement of Additional Information

Credit Default Swaps, pages 57-58

6.	Comment: Disclosure in the last paragraph of this section states that where the Fund is the seller in a credit default swap transaction the Fund may segregate or “earmark” cash or liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Please explain to us supplementally how this policy is consistent with the asset coverage requirements set forth in Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”).

Response: In the event that the Fund were to “cover” its position as the seller of a credit default swap through asset segregation (rather than offsetting positions), it believes that segregating the full notional amount of the swap (minus amounts owed to the Fund) would be consistent with Release No. 10666 and subsequent Staff guidance because this amount would fully cover the Fund’s contingent obligation under the swap. Accordingly, the Fund has revised the relevant disclosure as follows (see underlined text):

In connection with credit default swaps in which the Fund is the buyer or the seller, if the Fund covers its position through asset segregation, the Fund ~~may~~ will segregate or “earmark” cash or liquid assets, ~~or enter into certain offsetting positions,~~ with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus any amounts owed to the Fund) (when the Fund is the seller). Such segregation or “earmarking” seeks to ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and could have the effect of limiting any potential leveraging of the Fund’s portfolio. Such segregation or “earmarking” will not limit the Fund’s exposure to loss.

Investment Restrictions (pages 69-71)

7.	Comment: Disclosure in the Bank Loans section on page 37 states that the Fund’s investment in loan participations exposes the Fund to the credit risk associated with the corporate or other borrower, as well as the credit risk associated with the interposed bank or other financial institution (the “financial intermediary”) in such loan participations. Please add disclosure to this section clarifying that the Fund will consider both the corporate or other borrower and the interposed bank or other financial institution as issuers of the loan participation for purposes of investment restriction (1).

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy—i.e., investment restriction (1). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment apply for purposes of industry concentration. While a loan participation may expose a fund to certain credit risks of the particular financial intermediary (i.e., issuer specific risk), a loan participation typically changes in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and very little in response to factors affecting the industry of the financial intermediary. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

General Comments

8.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

9.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Except as noted below in response to Comment 10, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

10.	Comment: If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

11.	Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your Registration Statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request.

12.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

13.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund and its management have been made aware of this comment.

* * * * *

As to the final portion of the Comment Letter, the Fund intends to include the requested acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Fund currently expects to request acceleration during the penultimate week of January 2013.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Brian Shlissel
Thomas J. Fuccillo, Esq.

Wayne Miao, Esq.

Joshua Ratner, Esq.

Dino Capasso, Esq.

David C. Sullivan, Esq.